U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12B-25
NOTIFICATION OF LATE FILING

SEC File Number 000-52412

Form 10-KSB
For Period Ending: 12/31/07

PART I: REGISTRANT INFORMATION

Full Name of Registrant: VECTr Systems, Inc. ("VECT”)

Address of Principal Executive Office:  252 N. Washington Street, Falls Church, VA 22046

Phone – 800-661-7830

                                                                                                                                                     PART II: RULES 12B-25(B) AND (C)

It is anticipated that the subject Annual Report on Form 10-KSB will be filed within the next several days.

                                                                                                                                                     PART III: NARRATIVE

The Registrant has not completed its Annual Report on Form 10-KSB for the period ended December 31, 2007, due to administrative delays.

                                                                                                                                                    PART IV: OTHER INFORMATION

(1) Name and telephone number of person(s) to contact in regard to this notification

Robert Knight, Chief Executive Officer, 800-661-7830

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] YES [X] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VECTr Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

VECTR SYSTEMS INC.

Dated: March 28, 2008	By:	/s/ Robert Knight
Robert Knight
Chief Executive Officer